[Total Letterhead]

April 19, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: Jill S. Davis

Re:	Total S.A.

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

Thank you for your letter dated March 7, 2007, setting forth the Staff’s comment relating to our Annual Report on Form 20-F for the year ended December 31, 2005, in which you also refer to our prior response letter dated October 25, 2006 (the “October 25 Letter”). Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

E. Income Taxes, page F-8

1.	We note your response to our prior comments regarding the initial recognition of deferred taxes for certain assets and liabilities. Please further explain your views regarding this matter and why you believe it is appropriate to recognize deferred taxes associated with the initial recognition of decommissioning obligations and financing leases. Specifically address paragraph 22(c) of IAS 12 in your response.

As we indicated in our response to the Staff’s previous comment number 6 in our October 25 Letter, the Company recognizes deferred taxes on temporary differences in accordance with IAS 12 – Income Taxes, including those arising from decommissioning assets and liabilities and financing leases.

Since the first-time adoption of IFRS, the Company has not applied the “initial recognition” exemption provided by Paragraphs 15 and 24 of IAS 12 – Income Taxes to decommissioning assets and liabilities or financing leases.

The Company believes that assets and liabilities that arise in accounting for financing leases are integrally linked as part of the same transaction and should be regarded as a net package for the purpose of recognizing deferred taxes. Although separate assets and liabilities are recognized in accounting for financing leases, such assets and liabilities have no separate tax bases. Accordingly, no temporary differences can be determined individually, and the transaction should be analyzed taking assets and liabilities together. As asset and liability values are equal at inception, the difference between their carrying amounts and tax bases is nil. Therefore, there are no net temporary differences upon initial recognition, and, as a result, the initial recognition exemptions of IAS 12 do not apply. In subsequent years, a net temporary difference may appear on which a deferred tax will be recognized. The same principles apply for decommissioning assets and liabilities.

Paragraph 22(c) of IAS 12 – Income Taxes discusses the initial recognition exemption provided by paragraph 15. The example provided in this paragraph addresses an asset whose depreciation will not be deductible for tax purposes. In this scenario, we understand that the main purpose of the initial recognition exemption is to avoid the recognition of a deferred tax liability when there is a difference between the tax base and carrying amount at inception that does not, and will not, affect accounting profit or taxable profit. However, the concern addressed by the initial recognition exemption, namely to avoid making the financial statements less transparent, appears to be, in our opinion, not relevant in situations where there is no difference between the tax base and carrying amount upon initial recognition. Accordingly, we believe that Paragraph 22(c) does not address, and is not directly applicable to, deferred taxes arising in accounting for financing leases and decommissioning assets and liabilities.

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Please direct any questions or comments regarding the above to the undersigned at (011)331.4744.4361 or Richard G. Asthalter of Sullivan & Cromwell LLP or their colleagues listed below.

Very truly yours,

/s/ Dominique Bonsergent
Dominique Bonsergent

cc:	Kevin Stertzel (Securities and Exchange Commission)

Robert Castaigne
Pierre Lefort
Thierry Reveau de Cyrières
(Total S.A.)

Philippe Diu
(Ernst & Young Audit)

Robert P. Dillon
(KPMG Audit)

Richard G. Asthalter
Lucas H. Carsley
(Sullivan & Cromwell LLP)